FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of July 31, 2008

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu, Suwon-si

Gyeonggi-do, 443-766, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  |X|    Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);  |_|

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |_|     No  |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated July 31, 2008 regarding Pixelplus’ Reporting of Financial Results for Fiscal Second Quarter 2008

Exhibit 99.1

Pixelplus Reports Financial Results for Fiscal Second Quarter 2008

Press Release

SEOUL, South Korea, July 31, 2008 — Pixelplus Co., Ltd. (NASDAQ: PXPL), a fabless semiconductor company in Korea that designs, develops, and markets CMOS image sensors for various consumer electronics applications, today announced unaudited financial results for the second quarter of fiscal 2008, which ended on June 30, 2008.

Revenue for the second quarter of fiscal 2008 was US$3.6 million, compared to US$3.2 million in the first quarter of fiscal 2008, and US$5.4 million in the second quarter of fiscal 2007. The Company’s revenue in the second quarter of 2008 is consistent with the guidance the Company provided during its fourth quarter 2007 and first quarter 2008 earnings call held on June 16, 2008.

Net loss in the second quarter of fiscal 2008 was US$2.7 million, or a net loss of US$0.78 per diluted ADS, compared to a net loss of US$2.3 million, or a net loss of US$0.17 per diluted ADS, in the first quarter of fiscal 2008, and a net loss of US$1.6 million, or a net loss of US$0.13 per diluted ADS, in the second quarter of fiscal 2007.

Revenue for the first six months of fiscal 2008 was US$6.9 million, compared to US$9.3 million for the same period in fiscal 2007. Net loss for the first six months of fiscal 2008 was US$5.0 million, or a net loss of US$1.47 per diluted share, compared to a net loss of US$2.6 million, or a net loss of US$0.20 per diluted share, for the same period in fiscal 2007.

The Company’s net loss of US$0.78 per diluted ADS in the second quarter of fiscal 2008 and net loss of US$1.47 per diluted share in the first six months of fiscal 2008 were calculated based on Pixelplus’ one-for-four reverse stock split of its American Depositary Receipts effective as of the open of business on April 14, 2008. In this regard, had the Company not completed this reverse stock split, it would have sustained a net loss of about US$0.19 per diluted ADS in the second quarter of fiscal 2008 and a net loss of roughly US$0.36 per diluted share in the first six months of fiscal 2008.

The Company sold approximately 7.1 million image sensors in the second quarter of fiscal 2008, which represents an increase of about 2.8 million units from its sale of around 4.3 million units in the first quarter of fiscal 2008. Separately, the Company provided approximately 1.1 million image sensors arising from its supply of services to a leading Japanese module maker in the second quarter of fiscal 2008, which is almost the same as its supply of around 1.1 million units in the first quarter of fiscal 2008. So, in terms of combined figures, the Company sold and supplied a total of about 8.2 million image sensors in the second quarter of fiscal 2008, which represents an increase of roughly 2.8 million units from its sale and supply of around 5.4 million units in the first quarter of fiscal 2008.

Gross margin for the second quarter of fiscal 2008 was 4.9%, compared to 11.5% in the first quarter of fiscal 2008. The Company’s lower-than-expected gross margin was due to its greater-than-anticipated decrease in the total number of VGA image sensors sold in the second quarter of 2008, and also was due to its greater-than-expected decrease in the average selling price of its image sensors sold in the second quarter of 2008. To improve gross margin in the second half of 2008, the Company expects to enhance production yields for its PlusPixel2™ products with its foundry partner in Taiwan, and also fortify its revenues arising from the steadily increasing supply of its PO4010 CIF ‘System-on-a-Chip’ (“SoC”), PO6030 VGA SoC, and PC1030 NTSC/PAL image sensors.

The Company’s SG&A expenses in the second quarter of fiscal 2008 were about US$1.7 million, compared to roughly US$1.8 million in the first quarter of fiscal 2008, and approximately US$2.7 million in the second quarter of fiscal 2007. Moreover, the Company’s operating expenses in the second quarter of fiscal 2008 were around US$2.8 million, compared to about US$2.9 million in the first quarter of fiscal 2008, and approximately US$3.7 million in the second quarter of fiscal 2007.

The Company notes that all U.S. dollar figures specified above were converted at the rate of 1,046.8 Korean won to one U.S. dollar, which is the noon buying rate of the U.S. Federal Reserve Bank of New York in effect on June 30, 2008.

The Company expects its revenue in the third quarter of fiscal 2008 to sustain a percentage increase of at least 80% over the second quarter of fiscal 2008. The Company also expects to engage in its third quarter 2008 earnings announcement and earnings call on or before October 31, 2008.

“The Company is very excited about the second half of 2008, as we expect to significantly improve our growth and return to profitability fueled by the strength of our new third generation product line based on PlusPixel2™ technology,” said Dr. S.K. Lee, CEO and Founder of Pixelplus. “We have more products in various stages of development and deployment than ever in our history. Strong and steadily growing demand for our PO4010 CIF SoC, PO6030 VGA SoC, and PC1030 NTSC/PAL image sensors, as well as our PM1002, which is our new SoC processor for various image recognition applications, is expected to positively affect the Company’s results of operations, with revenues projected to increase considerably starting in the third quarter of 2008, based on the assumption that current order flows continue to meet our business forecasts and projections. We continue to develop our core strategic business with first and second-tier mobile camera phone manufacturers in Korea and China, with automotive, security and surveillance applications manufacturers throughout Asia, and with a leading module marker in Japan through our co-development of image sensors. Separately, to improve profitability, we are committed to enhancing the quality, capacity, and production yields for all of our products and are working vigorously with all parts of our supply chain to maximize yields in order to increase efficiencies, streamline the production process, and drive down costs to ensure that we operate under the most cost-effective model possible. Moreover, we continue to design and introduce new products, technologies, and approaches to image sensor manufacturing and release to the market other innovative technologies currently in research and development later this year, including the PS6200 2.0 megapixel image sensors which feature 0.13 micron CMOS process and integrate an enhanced 1.75 micron pixel array in a 1/5 inch optical format. In addition, we are very encouraged that we continue to effectively manage our operating expenses, and believe this demonstrates that we have significantly lowered our breakeven point over the course of the last few quarters. Lastly, we continue to work closely with our customers on a pro-active basis to provide them with higher resolution, better image quality, and smaller form factor products. By focusing on these important areas, we are confident that we can enhance our operating model, ramp new and existing sources of revenue, and return to profitability in the second half of 2008.”

Pixelplus will hold an investor conference call at 5:00 PM Wednesday, July 30 (New York) / 10:00 PM Wednesday, July 30 (London) / 5:00 AM Thursday, July 31 (Hong Kong/Singapore) / 6:00 AM Thursday, July 31 (Seoul/Tokyo). To access the Pixelplus investor call, please dial one of the following numbers: +1 480 629 1990 (North America) / +1 480 629 1990 (Europe) / +81 3 3570 8179 (Asia). To obtain replay details for the call, available for a limited time, please contact Taylor Rafferty at the numbers provided below.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution, and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors and SoC solutions for use in webcams and notebook embedded cameras, toys and games, and security and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop CMOS image sensors with sharp, colorful and enhanced image quality, size efficiency, and low power consumption.

Forward Looking Statement

This press release contains certain statements that are not historical in nature but are “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates and assumptions about our company and our industry, and are subject to a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Investors are directed to Pixelplus’ reports and documents filed from time to time with the U.S. Securities and Exchange Commission for a description of various factors that should be considered before investing in Pixelplus’ securities. These factors may cause Pixelplus’ results to differ materially from the forward-looking statements made in this release. The forward-looking statements speak only as of the date of this press release and Pixelplus assumes no duty or obligation to update them to reflect new, changing, or unanticipated events or circumstances. The financial results for the second quarter of 2008 contained in this document have not been audited by Pixelplus’ independent registered public accountants.

Contact:

Shane Y. Hong

Pixelplus Co., Ltd.

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu

Suwon-si, Gyeonggi-do, 443-766

Republic of Korea

+82-31-888-5300

OR

Taylor Rafferty:

London – Emilia Whitbread at +44 (0) 20 7614 2900

New York – Jessica McCormick at +1 212 889 4350

Tokyo – Jason Wagers at +81 (0) 3 3221 9513

E-mail pixelplus@taylor-rafferty.com

Pixelplus Co., Ltd.

Consolidated Statements of Operations

(In thousands of USD, except per ADS data)

(Unaudited)

	THREE MONTHS ENDED		SIX MONTHS ENDED
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Revenues	3,627	5,350	6,865	9,281
Products	3,432	3,470	6,484	5,651
Services	195	1,880	381	3,630

Cost of revenues	3,450	3,444	6,316	6,352
Products	3,413	2,930	6,246	5,452
Services	37	514	70	927

Gross profit	177	1,906	549	2,929

Operating expenses	2,756	3,735	5,610	6,311
Selling, general and administrative	1,725	2,707	3,517	3,936
Research and development, net of government grants	1,031	1,028	2,093	2,375

Income(loss) from operations	(2,579)	(1,829)	(5,061)	(3,382)

Other income(expense)
Interest income(expense), net	(32)	56	(20)	99
Foreign exchange gain (loss), net	(89)	(22)	5	6
Reversal of Allowance for Doubtful Accounts	—	173	—	621
Others, net	47	(5)	81	36

Income(loss) before income taxes, gain from equity method investments, dilution gain and minority interest	(2,653)	(1,627)	(4,995)	(2,620)
Income tax expenses	—	—	—	—
Income(loss) before gain from equity method investments, dilution gain and minority interest	(2,653)	(1,627)	(4,995)	(2,620)
Gain from equity method investments, net	—	—	—	—
Dilution gain from equity method investment and consolidated subsidiary	—	—	—	—
Minority interest	—	—	—	—
Before cumulative effect of change in accounting principle	(2,653)	(1,627)	(4,995)	(2,620)
Cumulative effect of change in accounting principle	—	—	—	—

Net income (loss)	(2,653)	(1,627)	(4,995)	(2,620)

Accretion of preferred shares	—	—	—	—

Net loss attributable to common shareholders	(2,653)	(1,627)	(4,995)	(2,620)

Loss per ADS – basic and diluted	(0.78)	(0.13)	(1.47)	(0.20)

ADSs used in computing loss per ADS – basic and diluted	3,400,112	12,944,146	3,400,112	12,944,146

Pixelplus Co., Ltd.

Consolidated Balance Sheets

(In thousands of USD, except per ADS data)

(Unaudited)

	June 30, 2008	Dec. 31, 2007
Assets
Cash and cash equivalents	1,108	600
Restricted cash	4,776	5,732
Accounts receivable, net	4,592	3,023
Inventories, net	6,092	1,360
Other current assets	3,432	1,842

Total current assets	20,000	12,557

Other non current assets	6,943	5,788

Total assets	26,943	18,345

Liabilities, minority interest and Shareholders’ equity
Trade accounts payable	6,767	518
Other accounts payable	1,292	788
Short-term borrowings	8,864	5,207
Other current liabilities	2,973	1,264

Total current liabilities	19,896	7,777

Long-term borrowings	1,085	—
Other non current liabilities	565	403

Total liabilities	21,546	8,180

Minority interest	—	—

Series A convertible redeemable preferred stock	—	—

Shareholders’ equity
Common stock	3,251	3,184
Additional paid-in capital	38,439	38,289
Accumulated other comprehensive loss	(84)	(94)
Accumulated deficit	(36,209)	(31,214)

Total Shareholders’ equity	5,397	10,165

Total liabilities, minority interest and Shareholders’ equity	26,943	18,345

The Company’s functional currency on a consolidated basis is the Korean won. The U.S. dollar amounts disclosed in the financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 1,046.8 Korean won to one U.S. dollar, which is the noon buying rate of the U.S. Federal Reserve Bank of New York in effect on June 30, 2008. Such conversions should not be construed as representations that the Korean won amounts represent, have been, or could be, converted into, U.S. dollars at that or any other rate. Please note that the numbers specified for the fiscal year 2007 in the financial statements provided in the Company’s Form 20-F, which were converted at the rate of 935.8 Korean won to one U.S. dollar in effect on December 31, 2007, are different from the numbers specified for the fiscal year 2007 in the above financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:	/s/ Hoang Taig Choi
Name:	Hoang Taig Choi
Title:	Chief Financial Officer

July 31, 2008